SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated March 21, 2007

PreMD Inc.

Commission File Number 1-31360

615-4211 Yonge Street
Toronto, Ontario M2P 2A9
CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On March 21, PreMD, Inc. (the “Registrant”) filed a press release announcing that it has entered into an agreement with Midsummer Investment, Ltd. with respect to a private placement and several additional existing institutional investors. In conjunction with this announcement, the Registrant has further disclosed the material terms by filing a Form 51-102f3, Material Change Report, with SEDAR, attached hereto as Exhibit 99.1. The execution forms of the transaction documents for the private placement, the Securities Purchase Agreement, the Common Stock Purchase Warrant and the Registration Rights Agreement are attached to this report as 99.2, 99.3 and 99.4, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PreMD Inc.

By:	/s/ Ronald G. Hosking
Ronald G. Hosking
Vice President and Chief Financial Officer

Date: March 21, 2007

EXHIBIT INDEX

Exhibit
Number	Description

99.1	The Registrant’s Form 51-102f3, Material Change Report

99.2	Securities Purchase Agreement

99.3	Common Stock Purchase Warrant

99.4	Registration Rights Agreement